EXHIBIT 99.10

January 21, 2005 Media Interviews on the Financial Performance of Wipro Limited for
the quarter ended December 31, 2004.

TV Channel NDTV

Interviewee: Suresh Senapaty, Chief Finance Officer, Wipro Limited

NDTV: Can you please give us some idea of the status of your additions in headcount?

Suresh Senapaty: There are about 2300, about 900 odd in IT services and about 1400 in the BPO services. And so far as the BPO services is concerned, I think there is lot of demand and it is a function to be able to get the right kind of talent to be able to service that. We are facing quite a lot of challenges and our objective would be to hire as much as possible to be able to get the right kind of talent. And in the IT services, the addition has been decent on the backdrop of last quarter’s significant addition which we had from the campus. Typically they get into the billing mode in this and the next quarter.

So I think the employee addition has been decent and going forward we think that the growth would continue to come from volumes and therefore the employee addition will follow in that sequence.

We were happy that we got about 1% price increase in this quarter both in onsite as well as offshore which is a good thing. And also among the new customers, we are able to get little margin and better pricing, primarily because of more high-end services as opposed to the same services on an add-on basis. So we think therefore going forward the volume growth will continue and find stability, and it puts us in a very advantageous position to be able to capture the growth potential.

NDTV: But Sir, we are looking at an annual attrition rate of 10% plus, what does that mean? Does that mean there would be tremendous pressure as far as net attrition is concerned?

Suresh Senapaty: Well, if you look at our attrition, it used to be much higher, but last quarter we have brought it down to a level, in the IT services, of about 12%, which is very decent. I think around 10-12% is fairly normal to have in terms of an attrition because always you want better talent and there will be some amount of churn because there are technology oscillations that takes place. We have typically a bottom 5% purging every year that gets churned. So from that perspective this is a fairly decent attrition number to deal with.

NDTV: I also wanted to understand, Q3 technically speaking was a challenging quarter for Wipro. So what kind of margin expansion, if you could just give us an indication of the trend we should expect in Q4?

Suresh Senapaty: You know, in Q3 in terms of the US GAAP numbers it is about 0.1% of the top line in Wipro Technologies business, there is margin expansion. And in the Indian GAAP, we had a marginal margin decline to adjust for the RSU, which is a non-cash charge of about 1%. We got certain productivity improvements. We had some reduction in the utilization, offshore-onsite mix we were able to keep it stable. So bottom line neck-to-neck, but for the RSU and the forex adjustment, we were able to maintain the margin. And going forward, I think the same trend will continue because though we have a hedge position, hedge position does not necessarily completely isolate so far as the foreign exchange is concerned. It is more than the impact of rupee-dollar on an ongoing basis. And you would have seen in the last three quarters, we have been able to minimize the impact of the foreign exchange on the bottom line as compared to the actual movement of the rupee-dollar in terms of a quarter-to-quarter, and our endeavor going forward will be the same; that you use the hedging strategy to be able to smoothen the impact of that on the earnings.

NDTV: Suresh, this time you may have had a 1% increase in price realization but if you look at salary hikes both onsite and especially offsite, they have been growing up. That is the concern number of analysts have raised. How are you dealing with that, and would we see your margins continuing to be under pressure because of increased employee cost, especially offsite cost?

Suresh Senapaty: Yes, actually if you remember during October, in October-November we gave a compensation increase. In September-October and November compensation increase was given across the IT services business, and most of that pressure on the margin could get mitigated because of the other levers that we used, and that is the reason why in Quarter-3 we were able to post an operating margin which was fairly descent without significant dip in the operating margins. And so far as Quarter-4 is concerned, again full impact of some of the compensation increase will be felt, but we think there are enough operating levers available in terms of productivity, in terms of the lean that we are implementing within Wipro Technologies and other parts of the business to be able to drive productivity. We think all that parameters would help us to be able to mitigate some of that, which means bottom line is in Quarter-4 again keeping aside the foreign exchange impact we should be able to maintain our operating margin.

NDTV: Suresh, Raman isn’t around so I am going to ask you a question on the BPO operations. Tell us what’s happening on the billing rates there, there were also concerns about growth, utilization falling, has that happened or is the business as usual you can also give us the strength on the bench right now?

Suresh Senapaty: Right. If you look at it, we had a decent sequential growth of about 9% this quarter ending December, which is very good. But the challenge is in terms of getting the right kind of talent, challenge is in terms of addressing the attrition, and therefore we think, and our objective is to reorient the business to be able to have a higher component of transaction processing than so far we have had, and therefore going forward in the next 2, 3, 4 quarters, our objective will be

a)	Enhance the screening of the new adds in a manner that we address the issue of attrition.

b)	We should be able to increase the mix of the transaction processing part of the business and that is the thing that we want to work out in the next 2-3 quarters. Therefore you may find the BPO part of the business little muted growth going forward. But there is enough business sitting there, the whole challenge is to be able to execute them getting the right kind of people on board.

NDTV: Is Suresh Senapaty more confident at the beginning of Q4 than what he was at the beginning of Q3?

Suresh Senapaty: Well I continue to remain as confident as I was in the beginning of Quarter 3 as I am currently, yes.

NDTV: It is always pleasure to have you, and thank you very much for making the time to join us.

Suresh Senapaty: Thanks. I thought I also need to mention that in Wipro Infotech and Wipro Consumer Care also we had a very, very decent growth. The YOY growth has been 36% in the Consumer Care business, which is significantly ahead of the industry growth. Also 45% growth in the Wipro Infotech part of the business, which is again significantly higher than the industry. And in Wipro Infotech, we had a margin expansion. The service part of the business is doing tremendously well. There are enough good orders that we have picked up, the traction is very good both in India as well as in Asia Pacific and the Middle East markets, and those two businesses are also becoming more and more promising going forward too.

NDTV: Thanks very much.